Mail Stop 3-09

							February 10, 2005


Daniel C. Montano
Chief Executive Officer
CardioVascular BioTherapeutics, Inc.
1700 West Horizon Ridge Parkway, Suite 100
Henderson, Nevada 89012

Re:	CardioVascular BioTherapeutics, Inc.
	Registration Statement on Form S-1, Amendment 4
	File Number 333-119199

Dear Mr. Montano:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

If you are not an institutional investor, you may purchase our securities . . . , page 18

1. We note this risk factor lists the states your stock will be offered in as "[New York, Florida and ________]." Similar disclosure appears on page 66. Please complete this list of states prior to effectiveness.

Executive Compensation, page 52

2. Please revise to provide updated information regarding executive compensation, option/warrant grants, and option/SARs exercises for the year ended December 31, 2004. Please note, you should continue to include the information for the year ended December 31, 2003.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joel Parker at (202) 824-5487 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219, Suzanne Hayes at (202) 942-1789, or
me
at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	David R. Decker, Esq.
	Ronald Warner, Esq.
	Kristine Lefebvre, Esq.
	Lord Bissell & Brook, LLP
	300 South Grand Avenue
	Los Angeles, California 90071
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Daniel C. Montano
CardioVascular BioTherapeutics, Inc.
February 10, 2005
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